UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPCO-PITTSBURGH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

032037 111

(CUSIP Number of Common Stock Underlying Warrants)

Michael G. McAuley

Senior Vice President, Chief Financial Officer & Treasurer

AMPCO-PITTSBURGH CORPORATION

726 Bell Avenue, Suite 301

Carnegie, Pennsylvania 15106

Telephone: (412) 456-4418

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Jeremiah G. Garvey

Seth H. Popick

Cozen O’Connor P.C.

One Oxford Center

301 Grant Street, 41st Floor

Pittsburgh, Pennsylvania 15229

Telephone: (412) 620-6500

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET.

The information set forth in “Summary of Terms” in the Offer to Exercise Warrants to Purchase Common Stock of Ampco-Pittsburgh Corporation filed as Exhibit (a)(1)(B) to this Schedule TO (“Offer to Exercise”) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company (issuer) and filing person (offeror) is Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the “Corporation”). The address and telephone number of its principal executive offices are 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106, telephone (412) 456-4400.

(b) As of May 31, 2022, the Corporation had 11,050,247 outstanding Series A Warrants, to purchase up to 4,932,830 shares of the Corporation’s common stock, $1.00 par value per share (the “Common Stock”), each with an exercise price of $2.5668 per Series A Warrant (or $5.75 per whole share of Common Stock) (collectively, the “Series A Warrants”). Pursuant to the Offer to Exercise, the Corporation is exercising its discretion in accordance with the warrant agreement that governs the Series A Warrants (the “Series A Warrant Agreement”) to temporarily reduce the exercise price of the Series A Warrants from $2.5668 per Series A Warrant (or $5.75 per whole share of Common Stock) to $1.7856 per Series A Warrant (or $4.00 per whole share of Common Stock), payable in cash, on the terms and conditions set forth in the Offer to Exercise. There is no minimum participation requirement with respect to the Offer to Exercise.

As of March 31, 2022, the Corporation had: (i) 19,190,536 shares of Common Stock outstanding and (ii) 4,932,830 shares of issuable upon exercise of the Corporation’s Series A Warrants, each to purchase 0.4446 shares of Common Stock.

(c) Information about the trading market and price of the Series A Warrants and the Corporation’s Common Stock set forth in “Description of the Offer to Exercise — Section 12: Trading Market and Price Range of Series A Warrants and Common Stock” of the Offer to Exercise are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The Corporation is the filing person and the subject company. The address and telephone number of each of the Corporation’s executive officers and directors is c/o Ampco-Pittsburgh Corporation, 726 Bell Avenue, Suite 301, Carnegie, Pennsylvania 15106, telephone (412) 456-4400.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Corporation:

Name	Position with the Corporation

James. J. Abel	Chairman of the Board of Directors

David G. Anderson	President of Air & Liquid Systems Corporation

Robert A. DeMichiei	Director

Fredrick D. DiSanto	Director

Elizabeth A. Fessenden	Director

Michael I. German	Director

William K. Lieberman	Director

Samuel C. Lyon	President of Union Electric Steel Corporation

Michael G. McAuley	Senior Vice President, Chief Financial Officer and Treasurer

J. Brett McBrayer	Chief Executive Officer and Director

Darrell L. McNair	Director

Laurence E. Paul	Director

Stephen E. Paul	Director

Carl H. Pforzheimer, III	Director

In addition to the persons identified in the table above, as reported in the amended Schedule 13D filed on March 19, 2021, Mario J. Gabelli has sole dispositive power with respect to 4,022,751 shares of Common Stock of the Corporation, of which 1,252,988 are pursuant to Series A Warrants. Further, as reported in the amended Schedule 13D filed on March 1, 2022, The Louis Berkman Investment Company has sole voting and dispositive power with respect to 3,644,615 shares of Common Stock of the Corporation, of which 1,161,426 are pursuant to Series A Warrants. Dr. Laurence E. Paul and Stephen E. Paul, each a director of the Corporation, own 34.69% and 34.28%, respectively, of The Louis Berkman Investment Company’s non-voting stock, held in various trusts.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction set forth under the headings “Summary of Terms” and “Description of the Offer to Exercise” of the Offer to Exercise are incorporated herein by reference.

(b) See Item 8 below for a description of the executive officers, directors and affiliates who hold Series A Warrants. Each such person is eligible to participate in the Offer to Exercise on the same terms and conditions as the other holders of the Series A Warrants. No such person has entered into any agreement or otherwise indicated to the Corporation whether or not such person intends to participate in the Offer to Exercise.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) See Item 9 below.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information about the purposes of the transaction set forth in “Description of the Offer to Exercise — Section 2: Purposes of the Offer to Exercise and Use of Proceeds, Plans or Proposals” of the Offer to Exercise are incorporated herein by reference.

(b) The Series A Warrants will cease to exist upon their exercise. Pursuant to the Offer to Exercise, Series A Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Series A Warrants in connection with this Offer to Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

•

Any holder of Series A Warrants who elects to exercise his, her or its Series A Warrants will acquire additional shares of Common Stock of the Corporation as a result of such exercise. As of March 31, 2022, the Corporation had 19,190,536 shares of Common Stock outstanding. The Series A Warrants outstanding as of May 31, 2022 are exercisable for an aggregate of 4,932,830 shares of Common Stock. Assuming all such Series A Warrants are exercised for cash, the Corporation’s outstanding shares of Common Stock would increase to 24,123,366 shares, with the shares issued upon exercise of the Series A Warrants representing approximately 20.45% of the then outstanding shares of Common Stock. In such event, the Corporation would receive gross proceeds of $19,731,321 from the exercises.

•

In addition, in the event there are fewer than 50,000 Series A Warrants publicly held following the completion of this Offer to Exercise, or the Corporation otherwise fails to satisfy the continued listing criteria of NYSE American, any outstanding Series A Warrants outstanding following this Offer to Exercise may be delisted from NYSE American. The Corporation cannot provide assurances that any then-outstanding Series A Warrants will be listed on another national securities exchange or quoted in an automated quotation system operated by a national securities association.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in the Offer to Purchase under “Description of the Offer to Exercise — Section 13: Source and Amount of Funds is incorporated herein by reference.

(b)	Not Applicable.

(d)	Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) As of May 31, 2022, there were outstanding Series A Warrants to purchase an aggregate of 4,932,830 shares of Common Stock. Pursuant to Instruction C to Schedule TO promulgated by the SEC, the Corporation’s executive officers and directors, and/or control persons of the Corporation as described below, hold the following Series A Warrants and will be entitled to participate in the Offer to Exercise on the same terms and conditions as the other holders of Series A Warrants. However, no such person has entered into any agreement or otherwise indicated to the Corporation whether or not such person intends to participate in the Offer to Exercise.

Name	Position with the Corporation	Number of Series A Warrants Held	Percentage of Series A Warrants Held
James. J. Abel	Chairman of the Board of Directors	38,266	*
David G. Anderson	President of Air & Liquid Systems Corporation	8,035	*
Mario J. Gabelli(1)	Shareholder and Warrantholder	2,806,873	25.4%
Michael I. German	Director	112,266	1.0%
Samuel C. Lyon	President of Union Electric Steel Corporation	9,371	*
Michael G. McAuley	Senior Vice President, Chief Financial Officer and Treasurer	17,608	*
J. Brett McBrayer	Chief Executive Officer and Director	32,003	*
Laurence E. Paul(2)	Director	2,624,892	23.8%
Stephen E. Paul	Director	2,644,892	23.9%
Carl H. Pforzheimer, III	Director	50,000	*

*	Less than 1%
(1)	According to the amended Schedule 13D filed on March 19, 2021, Mario J. Gabelli beneficially owns 1,252,988 shares of our Common Stock pursuant to Series A Warrants.
(2)

Includes 2,601,761 Series A Warrants beneficially owned by The Louis Berkman Investment Company. As reported in the amended Schedule 13D filed on March 1, 2022, 1,161,426 of the shares of Common Stock reported as beneficially owned by The Louis Berkman Investment Company are pursuant to Series A Warrants. Dr. Laurence E. Paul and Stephen E. Paul, each a director of the Corporation, own 34.69% and 34.28%, respectively, of The Louis Berkman Investment Company’s non-voting stock, held in various trusts.

Except as set forth above, none of the Corporation’s other directors or executive officers hold Series A Warrants.

(b) None of our directors or executive officers participated in any transaction involving the Series A Warrants during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer To Purchase under “Description of the Offer to Exercise—Section 21: Fees and Expenses” is incorporated herein by reference.

(b) The Corporation may also use the services of its officers and employees to solicit holders of the Series A Warrants to participate in the Offer to Exercise without additional compensation.

ITEM 10. FINANCIAL STATEMENTS.

(a) The financial information required by Item 1010(a) is set forth under “Description of the Offer to Exercise” — Section 16: Historical and Pro-Forma Financial Information and Other Financial Information Regarding The Corporation” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

(b) The pro forma financial information required by Item 1010(b) is set forth under “Description of the Offer to Exercise—Section 16: Historical and Pro-Forma Financial Information and Other Financial Information Regarding The Corporation” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1) Except as set forth in Items 5, 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Corporation and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exercise.

(2) Except with respect to the prospectus supplement to the registration statements on Form S-1, filed on or about the date of this Schedule TO, which registers the issuance of the shares of Common Stock underlying the Series A Warrants and is listed as exhibits under Item 12 and described in the Offer to Exercise, there are no applicable regulatory requirements or approvals needed for the Offer to Exercise.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5) None.

(b) Not applicable.

(c) None.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

	(a)	(1)(A) Letter to Holders of Series A Warrants

(1)(B) Offer to Exercise

(1)(C) Form of Election to Participate and Exercise Series A Warrants

(1)(D) Form of Notice of Withdrawal

(1)(E) Form of Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(1)(F) Form of Letter Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(4)(A) Prospectus Supplement to Registration Statements on Form S-1 (File No. 333-239446), filed under Rule 424(b), which registers the issuance of the shares of Common Stock underlying Series A Warrants (as filed with the SEC on May 31, 2022, and incorporated herein by reference).

(5)(A) Annual Report on Form 10-K containing audited financial statements for the fiscal years ended December 31, 2021 and 2020 (as filed with the SEC on March 16, 2022, and incorporated herein by reference).

(5)(B) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 (as filed with the SEC on May 10, 2022 and incorporated herein by reference).

(5)(C) Press release dated May 31, 2022.

	(b)	Not applicable.

	(d)	(1) Warrant Agreement, dated September 22, 2020, by and between Ampco-Pittsburgh Corporation and Broadridge Corporate Issuer Solutions, Inc. with respect to Series A Warrants (incorporated by reference to Exhibit Quarterly Report on Form 10-Q filed on November 16, 2020.

(2) First Amendment to Warrant Agreement, dated May 31, 2022, by and between Ampco-Pittsburgh Corporation and Broadridge Corporate Issue Solutions.

	(g)	None.

	(h)	None.

107		Filing Fee Table

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 31, 2022	AMPCO-PITTSBURGH CORPORATION

	By:	/s/ Michael G. McAuley
	Name:	Michael G. McAuley
	Title:	Senior Vice President, Chief Financial Officer, Treasurer